

Corporate Office


05007398

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

April 11, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH, D.C. 213 SECTION

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed April 8, 2005 for symbol ACO.NV.X
- Corporation's Form 1, filed April 8, 2005 for symbol ACO.Y
- Corporation's Form 1, filed April 8, 2005 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Leslie Lawson
Corporate Secretarial Administrator

PROCESSED
APR 26 2005
THOMSON
FINANCIAL

Encl.

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.NV.X
Reporting Period:	03/01/2005 - 03/31/2005

Summary

Issued & Outstanding Opening Balance :	26,455,080	As at :	03/01/2005

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	16,000
Other Issuances and Cancellations	1,000
Issued & Outstanding Closing Balance :	26,472,080

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	**962,050**	As at :	03/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/31/2005	N		16,000		
Totals		0	16,000	0	0

Stock Options Outstanding Closing Balance:	**946,050**	As at :	03/31/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/31/2005	Conversion (General)	1,000
Totals		1,000

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	04/08/2005 18:19:39
Last Updated:	04/08/2005 18:17:14

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	03/01/2005 - 03/31/2005

Summary

Issued & Outstanding Opening Balance :	3,491,202	As at :	03/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-1,000		
Issued & Outstanding Closing Balance :	3,490,202		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/31/2005	Conversion (General)	-1,000
Totals		-1,000

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	04/08/2005 18:20:35
Last Updated:	04/08/2005 18:20:05

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	03/01/2005 - 03/31/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	03/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	04/08/2005 18:21:14
Last Updated:	04/08/2005 18:21:07